May 20, 2025

Wong Kok Seng
Chief Executive Officer
UltraTrex Inc.
220 Orchard Road
Unit 05-02, Midpoint Orchard
Singapore 238852

       Re: UltraTrex Inc.
           Draft Registration Statement on Form F-1
           Submitted April 22, 2025
           CIK No. 0002046954
Dear Wong Kok Seng:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note that you intend to list your Class A shares on the Nasdaq Capital Market and
       that you will be deemed a    controlled company    as defined by Nasdaq.
Please
       disclose here whether you intend to rely on any exemptions as a "controlled company"
       and provide a cross-reference to a longer discussion of the effects of your "controlled company" status.
2. Please revise your cover page to highlight the dual class structure of your ordinary shares, including a discussion of the corresponding voting rights of your Class A and
       Class B ordinary shares and the percentage of total voting power controlled by Class
       A and Class B holders, respectively. Also include a risk factor that discusses material
 May 20, 2025
Page 2

       risks resulting from your dual class capital structure, such as the risks that your dual class structure may render your shares ineligible for inclusion in certain stock market indices and thus adversely affect share price and liquidity. Special Note Regarding Forward-Looking Statements, page iv

3. We note your disclosure that "[w]e undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations."
       Please revise to remove this statement disclaiming responsibility for your disclosure.
Prospectus Summary, page 1

4. You state you are "one of the leading providers of environmental solutions" specializing in the manufacturing of amphibious machinery, aquatic weed
       harvesters and dredgers. Please provide support for this and other similar claims.
5. You state that you have a wide customer base consisting of more than 70 customers.
       In order to provide more context for this statement, please revise to disclose your number of current customers as of the end of each financial period included in your filing.
Risk Factors, page 10

6. Here you disclose that three customers accounted for 46.6% and 50.1% of the company's trade receivable as of June 30, 2024 and June 30, 2023, respectively. On page 45, you disclose these percentages as 47.5% and 52.8%. On page F-53, you state
       "approximately 57% and 42% of the [company's] trade receivables arose from four and two group of customers respectively, as of June 30, 2023 and 2024." Please revise to reconcile any inconsistencies or advise.
7. We note that state owned enterprises and government organizations in Indonesia accounted for 50.3% of your total trading revenue for the fiscal year ended June 30,
       2024. Please consider adding a risk factor discussing any material risks resulting from this concentration of revenue from state owned enterprises and government organizations. For example, consider adding a risk factor if this type of customer is able to terminate purchase agreements without penalty.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Organization and Reorganization, page 35

8. You disclose here that Salim Podiono, Halim Podiono, Nursalim Podiono, and Taslim
       Podiono exercise their votes as actors in concert, and act in concert in relation to all matters that require the decisions of the shareholders of the Company. Please revise to clarify whether the concert party arrangement is still in effect, whether there is a related written agreement and, if so, revise to disclose the material terms of this agreement and file it as an exhibit. To the extent this arrangement is no longer in effect, please revise to clarify whether there is currently another voting agreement or similar arrangement in place.
 May 20, 2025
Page 3
Results of Operations, page 39

9.     We note the increase in revenue was mainly due to the    increase in
sales of
       amphibious machineries.    Please disclose how unit volumes and/or
changes in selling
       prices contributed to the increase. Separately quantify the effects of volume and pricing changes on your results of operations, for example, from sales of the more popular models of your amphibious machinery, including mainly the smaller scale amphibious excavators. Refer to Item 303(b)(2)(iii) of Regulation S-K.
10. We note the material increase in your gross profit margin in 2024 was "mainly due to increase in sale of spare parts." As required by Item 5.D. of Form 20-F, please more clearly identify recent material trends in production, inventory, and selling prices and costs that had a material effect on operating results. Discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your sales, profitability and income from continuing operations, or that would cause reported financial information not necessarily to be indicative of future operating results.
11. We also note you have identified multiple factors as impacting your results of operations, but no quantification of the contribution of each factor to the material changes in the various line items is provided. For instance, you attribute an increase
       "in changes in inventories was mainly due to higher level of inventories." This and other material factors are not quantified. Please revise to quantify material changes in line items, including where material changes within a line items offset one another.
       Refer to Item 303(b) of Regulation S-K.
Liquidity and Capital Resources, page 43

12. Your current disclosure of cash flows from operating activities appears to repeat information presented in the statements of cash flows. Please provide a more informative discussion and analysis of cash provided and used in working capital accounts such as accounts receivable. Please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 5 of Form 20-F.
13. Please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months. Please revise to disclose an estimate of the amount of capital required to carry out your business plan, how you intend to raise this additional capital and when you intend to raise it. If you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders. Business, page 55

14. We note your disclosure of leased property on pages 64-65. Please file all material lease agreements. See Item 601(b)(10) of Regulation S-K.
Management, page 77

15. Please revise to ensure that you have disclosed the principal occupations and employment over the last five years of each of your directors and executive officers named here.
 May 20, 2025
Page 4

Related Party Transactions, page 83

16. We note here that you disclose that "[f]or the periods presented in this prospectus, we have not engaged in any related-party transactions that would be required to be disclosed under applicable SEC rules and regulations." On page F-50, you disclose a number of significant related party transactions in the notes to your financial statements. Please tell us what consideration you gave to disclosing these related party transactions in response to 7.B of Form 20-F.
Tail Financing, page 103

17. We note your disclosure that the Representatives are entitled to a cash fee equal to seven percent of the gross proceeds received by you from the sale of any equity, debt and/or equity derivative instruments to any investors actually introduced by the
       Underwriters to you under certain circumstances. Please revise to clarify the term of this tail financing right and whether any additional fees paid to the Representatives will impact your net proceeds from this offering.
Consolidated Financial Statements
Note 1. General Information
Organization and reorganization, page F-8

18. It appears your financial statements reflect the reorganization, an event that does not appear to have been completed. In addition, the report of your independent registered public accounting firm appears to opine on the financial statements of Ultratrex Inc., an entity that was only established on August 15, 2024. Please disclose and tell us your basis of such presentation when the reorganization has not been completed, and post-reorganization financial statements have not been included.
19. Please clarify on page F-9 and elsewhere, your statement that "[t]he Concert Party entitled to one (1) vote, regardless of their respective shareholdings in the Company."
20. Please expand your disclosures regarding the Concert Party on page F-9 and elsewhere, where applicable, to:
           indicate if there was a contemporaneous written agreement among each of the identified shareholders to vote their shares in concert;
           if so, disclose the date of this agreement among the shareholders; describe how in an event of a tie differences are resolved and who decides; and
           quantify any consideration exchanged among the shareholders in connection to the formation of the Concert Party.
21. We note you refer to Mr. Salim, Mr. Halim, Mr. Nursalim, and Mr. Taslim as
       collectively the "Concert Party." Please clarify your disclosure and explain to us the basis for your conclusion in the last paragraph on page F-9 that the Group is common controlling PT Ultratrex Machinery Indonesia with a deemed 99% equity interest when apparently, this interest was held by Mr. Wong. Also, tell us why the disclosed subsequent transaction was not accounted for as a business combination
       on April 1, 2024. Provide us the terms of any contractual arrangements and reference the supporting accounting literature.
 May 20, 2025
Page 5

22.   We note upon the completion of the offering, you will be a    controlled
company    as
      your Executive Director, Mr. Halim will hold [   ]% of your total issued
and
      outstanding Class A Shares and 100% of our total issued and outstanding Class B
      Shares and will be able to exercise [   ]% of the total voting power of
your authorized
      and issued shares. Tell us how you will account for Ultratrex Inc.'s acquisition of a
      100% equity interest in Ultratrex Asia Pacific Pte. Ltd, an entity previously held by
      Mr. Salim, Mr. Halim, Mr. Nursalim, Mr. Taslim and Mr. Wong with 20% of equity interest each, and explain the basis for your accounting. Also, explain to us why this transaction does not result in a change of control from the Concert Party collectively to Mr. Halim.
General

23. Please revise the registration statement cover page to include the information required by Form F-1 for your agent for service.
24. Please supplementally provide us with copies of all written communications, as defined in Rule405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
      Securities Act, whether or not they retain copies of the communications.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Yarona Yieh